

August 10, 2012

<u>Via Secure E-mail</u>
James H. Bathon
Chief Legal Officer
Banco Santander, S.A.
45 E. 53rd Street
New York, NY 10022

> **Re: Santander Financial Group, S.A.B. de C.V.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 27, 2012**
> **CIK No. 0001551975**

Dear Mr. Bathon:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Page numbers referenced in this letter correspond to the page numbers in the marked version of the registration statement.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Confidential Draft Registration Statement on Form F-1</u>

<u>Presentation of Financial and Other Information, page iii</u>

1.   We note your response and enhanced disclosure provided in response to prior comment 5. Please label your non-performing loans ratio and coverage ratio on page 7 to be shown as calculated in accordance with Mexican Banking GAAP and disclose the definition of coverage ratio here.

Prospectus Summary, page 1

2.   We note your disclosure on page 6 under "Risks and Challenges" in response to prior comment 7. Many of the risks and challenges that you list here are generic and lack an explanation as to why the cited issues make this offering speculative or risky. Please revise and expand your discussion of the risks and challenges presented in order to balance the positive elements that you have chosen to highlight in the rest of your prospectus summary. We note in this regard the contrast between this brief list of risks and the narrative discussion on pages 1 through 6.

3.   We note your responses to prior comments 7 and 8. Please provide us with objective support for the following statements, or revise your disclosure:

   •   your statement regarding the "continuous" expansion of the middle class (page 4), since the information you cite is for a time period ending in 2006;

   •   your belief that you have "one of the most efficient banking platforms among banking institutions in Mexico" (page 6);

   •   your statement that your capitalization levels are "attractive" (page 7);

   •   your intention to expand your business "in the most dynamic and profitable segments of the Mexican economy" (page 8);

   •   your reference to your "strong brand name" (page 8); and

   •   your belief that your "emphasis on financial discipline has allowed [you] to maintain above average margins and flexibility to adapt and react to new opportunities and market dynamics." (page 9).

Our Competitive Strengths, page 5

4.   We reissue prior comment 15, as we continue to note that you refer to the seven largest financial groups and private-sector banks in Mexico throughout your amended registration statement.

Efficient and business-oriented operational platform, page 6

5.   Please revise to define the terms referenced in prior comment 16 at the time of first use.

Our Corporate Structure, page 10

6.   We note that the net income amounts disclosed for the three subsidiaries do not agree to your consolidated net income amount, principally due to the fact that discontinued

operations are not presented as part of these amounts. Please either revise to disclose that fact, or show the results of these subsidiaries as a percentage of income from continuing operations. Additionally, we note that total shareholders' equity disclosed for these subsidiaries is greater than 100 percent of consolidated shareholders' equity. To the extent this is due to intercompany activity, please disclose that fact, or explain the cause of the difference.

Risk Factors, page 26

Loan loss reserves requirements in Mexico differ from those under IFRS, page 28

7.   We note your response to prior comment 35 and refer to your disclosure that states "Our proprietary methodology predicts expected losses more accurately than the standard methodology…." Please revise to relocate this mitigating language from your risk factor disclosure to elsewhere in your prospectus.

The credit card industry is highly competitive…, page 33

8.   You state that 70 percent of your credit card portfolio is "low risk" according to your segmentation policy, which includes behavior and capacity scores. Please revise to provide a more detailed explanation of what you mean by "low risk."

Credit, market and liquidity risk may have an adverse effect…, page 34

9.   We note your responses to prior comments 40 and 41. Given that Banco Santander is your controlling shareholder, and will remain so following the initial public offering, it appears that Banco Santander's financial condition, funding costs and capital position could have a material impact on you and that disclosure regarding this information is meaningful to investors. Please revise to provide the requested information.

Under the Statutory Responsibility Agreement…, page 35

10.   Please revise to clarify, if true, that Article 28 Bis applies only to Banco Santander as your holding company and would not apply to any of your other shareholders.

Developments in other countries may affect us, including the prices for our securities, page 42

11.   Please refer to prior comment 46. Please revise to clarify whether the risks you cite here have materially impacted your business and operations.

The Mexican Securities Market, page 55

12.   We note your response to prior comment 50. Please revise to clarify whether there are trading volume requirements.

James H. Bathon
Banco Santander, S.A.
August 10, 2012
Page 4

Registration and Listing Standards, page 56

13.   We note your response to prior comment 51. Please advise whether the information that you provide to the CNBV, including the prospectus used for the Mexican offering, is submitted on a confidential basis.

Impairment Losses on Financial Assets (Net), page 86

Mortgage, page 87

14.   Refer to your response to prior comment 63. Please revise your disclosure to quantify the amount of non-performing loans, in pesos, that you purchased in the GE Capital acquisition, in addition to the percentage that you already disclose.

Installment loans to individuals, page 88

15.   Please expand your disclosure added in response to prior comment 64 to quantify the "increased cut-off scores, lower utilization rates and lower debt-burden ratios…."

Loans to Our Directors and Executive Officers, page 240

16.   Please revise to indicate, if true, that the loans to your officers and directors were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons not related to the lender. If not true, please provide the information required by Item 404 of Regulation S-K with respect to the loans. In this regard, please tell us if loans made to your executives and other employees pursuant to an employee benefit plan that makes standardized loans available to your employees contain preferential terms.

Note 4. Business combination, page F-55

17.   While we note your response to prior comment 110, we also note that the GE Capital mortgage loan portfolio acquired represented over 40 percent of your average mortgage portfolio in 2011. We also note that you have prominently highlighted the acquisition throughout your prospectus, including your recurring disclosure that the GE Capital residential mortgage business acquisition has made you the second-largest provider of residential mortgages in Mexico. Accordingly, we are unable to concur with your conclusion that you are not required to file the acquisition documents as exhibits. Please file the documents as exhibits with your next amendment.

Index to Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

Consolidated Statements of Cash Flow for the Years Ended December 31, 2011…, page F-10

18.   Refer to your response to prior comment 89. Please revise your disclosure to more clearly label the effect of foreign exchange rate changes as the "effect of foreign exchange rate changes *on foreign currency cash deposits.*"

2. Accounting Policies, page F-18

d) Measurement of financial assets and liabilities and recognition of fair value…, page F-25

iii. Valuation techniques, page F-27

19.   We note the expanded disclosures that you provided in response to prior comments 92 and 93. The following disclosures appear to be more descriptive rather than based on factual determinations under IFRS. Please consider revising the following sentences to remove the language that is more descriptive and based on opinion:

- these techniques use observable market data as significant inputs (Level 2) so the "reliability of the fair value measurement is high;" and

- whenever there is an unobservable market data use in valuation techniques, the valuation is adjusted "within conservative scenarios" for the missing variables.

3. Grupo Financiero Santander, S.A.B. de C.V.… – Acquisitions and Disposals, page F-55

20.   Refer to your response to prior comment 105. We note that Ps.9.781 billion or 54 percent of the loans acquired from affiliates in 2011 were rated a 5 on your internal rating scale, which appears to represent non-investment grade loans. Given the weaker credit quality of these loans, please revise your disclosure here to also quantify the amount of these acquired loans that are classified as impaired in Note 12.

12. Loans and advances to customers, page F-73

e) Renegotiated loans, page F-78

21.   Refer to your responses to prior comments 77 and 97. We note that your impaired renegotiated loans for the year ended December 31, 2010 were 24 percent of total nonperforming loans as of the end of that year. We believe that this represents a material portion of your nonperforming loans. As such, please consider revising your disclosure to address the following.

- Revise your Selected Statistical Information to quantify the cumulative ending balance of renegotiated loans for each year presented. Refer to Item III.C.1.c of Industry Guide 3 for Bank Holding Companies.

- Revise your disclosure on pages 174 and 175 to state the success rates of your restructured or renegotiated business installment and credit card loans.

- Please clarify whether your tabular disclosure on page F-78 reflects the performing or impaired status of renegotiated loans at the time the loans were renegotiated or restructured or whether the status is reflective of the renegotiated loans as of period end.

- Regarding your disclosure that renegotiated loans include renegotiation of performing loans and loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the borrower's ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the borrower, please provide us with representative examples of situations where you modify a performing loan for customer retention purposes as well as for other factors not related to current or potential credit deterioration of the borrower. As part of your response, please give an indication of the percentage of your renegotiated loans that were renegotiated for these purposes.

e) Maximum exposure to credit risk and credit quality information, page F-79

22. Refer to your response to prior comment 113. Please tell us whether you are aware of any situations during the periods presented where you have attempted to seek recovery through a third party guarantee and been denied such recovery. If so, please revise your disclosure to describe this uncertainty related to your ability to obtain recoveries from third party guarantors.

23. As a related matter, in your response to prior comment 59, we note that a significant amount of your loan portfolio is "guaranteed in any respect." Please clarify whether, and if so how, government guaranteed loans are reflected within your tables on pages F-80 through F-85. Also, tell us and consider revising your disclosure to address how third party guarantees, including government guarantees are included within your allowance estimate, and more specifically, how your loss given default factors are impacted by government and other third party guarantees.

14. Non-current assets held for sale, page F-97

24. You disclose on page F-99 that you obtained appraisals as of the date of origination of the new loans. Please revise your disclosure to also state that you obtain an appraisal on the

foreclosure date supporting the estimated fair value as stated in your response to prior comment 116.

18. Intangible assets – Goodwill, page F-102

c) Impairment test, page F-103

25.   Refer to your response to prior comment 118. We note that your equity risk premium is 5.79 percent. It appears that the equity risk premium you use is for the United States. Please tell us why you do not utilize the risk premium measure to reflect the market in which you operate (i.e., in Mexico). Also, revise your disclosure to identify whether the "cost of debt" measure is a pre- or post-tax rate.

26. Provisions, page F-122

c) Provisions for pensions and similar obligations, page F-123

26.   We note your response to prior comment 121. It appears that you continue to disclose on page F-125 that the amount of the defined benefit obligation was determined on the basis of the work performed by independent actuaries. If this reference is retained and attributed to the third party actuaries, please revise your disclosure to name the third party expert firm(s), and provide a currently dated and signed consent from each party. Refer to Rule 436 of Regulation C.

f) Provisions for off-balance sheet risks, page F-130

27.   Refer to your response to prior comment 125 and your revised disclosure on page 88. Please expand your discussion related to the reason for the reduction in provisions for off-balance sheet risk to discuss the underlying factors that contributed to the reduction in the probability of default for this risk, including the reasons for improved credit quality of the related lines of credit.

30. Valuation adjustments, page F-136

28.   Refer to your response to prior comment 126 where you state that you determined the policy is not applicable to you and that you have eliminated it from your disclosure. We note that the disclosure still appears on page F-137. Please advise or revise, as appropriate.

29.   Refer to your response to prior comment 127. We note that your disclosure on page F-95 discusses the balance of valuation adjustments for cash flow hedges of 393 million pesos as of December 31, 2011, which agrees to the amount shown on page F-138 for the accumulated gain related to canceled hedges. Please clarify your disclosure on page F-95

to be more descriptive as to what this amount represents, since it appears to only represent a portion of the valuation adjustment for cash flow hedges.

51. Transition to International Financial Reporting Standards, page F-196

a) Impairment losses and provision for off-balance sheet risk, page F-199

30.   Refer to your response to prior comment 136 and the tabular disclosure that you included on page F-199. Please tell us why the net difference between IFRS and Mexican Banking GAAP as of December 31, 2010 was Ps. 2.173 billion as disclosed in this table, whereas the net reconciling items for impairment losses and provision for off-balance sheet risk on page F-197 is Ps. 2.419 billion as of December 31, 2010.

Condensed Parent Company Only Balance Sheets…, page F-206

31.   Refer to your response to prior comment 140. You disclose on page F-212 that "available for sale" securities were purchased with the proceeds from the sale of the insurance business in 2011. Please revise your disclosure to clarify whether you purchased the "trading" securities (as opposed to "available for sale securities") held by your parent company as of December 31, 2011 with the proceeds from the sale of the insurance business, as it does not appear that the parent company held any available for sale securities as of December 31, 2011.

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

    You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        /s/ Stephanie J. Ciboroski

                                        Stephanie J. Ciboroski
                                        Senior Assistant Chief Accountant

cc (via facsimile):   Nicholas A. Kronfeld — Davis Polk & Wardwell LLP